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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   3  )*
                                           -----


                                MDT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  552 687 105
                   -----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages
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  CUSIP NO. 552 687 105                   13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jerry Miles Branagan
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            83,241      1.2%

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          265,572     3.9%
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             83,241      1.2%

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          265,572     3.9%
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      348,813 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      5.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 5 pages
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                                                                     Page 3 of 5

ITEM 1.

       (a) MDT Corporation

       (b) Stratford Hall, Suite 200
            1009 Slater Road
            Durham, NC 27703


ITEM 2.

       (a) Jerry Miles Branagan

       (b) MDT Corporation
            Stratford Hall, Suite 200
            1009 Slater Road
            Durham, NC 27703

       (c) United States of America

       (d) Common Stock

       (e) CUSIP No. 552 687 105


ITEM 3.

       Not applicable.


ITEM 4.    OWNERSHIP.

       (a) 348,813 shares beneficially owned, including 265,092 shares held jointly with the Reporting Person's spouse, 480 shares held jointly with the Reporting Person's mother, 13,588 shares held by the Trustee of the MDT Corporation Savings and Thrift Plan for Salaried Employees and 69,653 shares covered by options which are currently exercisable.

       (b) 5.2% of class

       (c) (i) Sole power to vote or direct the vote of 83,241 shares, including 69,653 shares covered by options which are currently exercisable.

            (ii) Shared power to vote or direct the vote of 265,572 shares.

           (iii) Sole power to dispose or direct the disposition of 83,241 shares, including 69,653 shares covered by options which are currently exercisable.


                               Page 3 of 5 pages

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                                                                     Page 4 of 5

            (iv) Shared power to dispose or direct the disposition of 265,572 shares.


ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

       Not applicable.


ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

       265,092 shares reported by the Reporting Person hereunder are owned jointly with the Reporting Person's spouse. 480 shares reported by the Reporting Person hereunder are owned jointly with the Reporting Person's mother.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

       Not applicable.


ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

       Not applicable.


ITEM 9.    NOTICE OF DISSOLUTION OF A GROUP.

       Not applicable.


ITEM 10.   CERTIFICATION.

       Not applicable.


                               Page 4 of 5 pages
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                                                                     Page 5 of 5

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                February 9, 1996
                                                ------------------------------
                                                Date


                                                /s/ J. MILES BRANAGAN
                                                ------------------------------
                                                Signature

                                                J. Miles Branagan
                                                ------------------------------
                                                Name/Title


                               Page 5 of 5 pages